The Andina Group, Inc.

1297 N. Jodi Drive

Layton, UT 84041

September 23,  2008

Attn: Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington DC, 20549

RE:

The Andina Group, Inc.

Amendment No. 1 to Form S-1

Filed June 17, 2008

File No. 333-148967

Dear Mr. Spirgel

Thank you for your timely review.  We have reviewed your comments and have the following responses.  We have also revised our S-1 Amendment 1, in response to your comments which we have submitted via EDGAR in redline format as required.  For your convenience we are forwarding both redlined and non-redlined copies to your office.

General

1.

We have considered your response to comment two from our letter dated February 29, 2008 regarding your registration for resale of 2,146,600 shares of common stock, which represents 100 % of the shares held by persons other than Mr. Burke Green, your sole officer and director, as well as 20% of Mr. Green’s holdings. However, we note that 1,388,000 of the shared being offered were purchased for nominal consideration from Mr. Burke Green in November 2007 by two of Mr. Green’s relatives and three other individuals, and that additional shares are being offered by relatives of Mr. Green. Tell us in your response letter what percentage each of these blocks of shares represents of your outstanding shares not held by affiliates. Given this apparently large percentage, the short time period most of these persons have held these shares and the relationships between the company, Mr. Burke Green and the selling shareholders, it appears that this registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares into the market through these individuals to create a market for your securities. If you agree, please revise the registration statement to fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide further analysis in your response letter as to why the offering is not an indirect primary offering by the company. Your analysis should address the length of time the shares have been held by each selling shareholder, the consideration paid for the shares and the percentage that the shares being offered represent of your outstanding shares held by non-affiliates. Focus in

Mr. Larry Spirgel

September 23, 2008

particular on the shares being offered by Messrs. Burke Green and by the five individuals who purchased a significant number of shares from Mr. Green in November 2007 for nominal consideration. In addition, we advise you that you are not entitled to use Rule 415(a)(4) if the securities are not qualified to be registered on Form S-3, as you assert in your response. Refer to Rule 415, subparagraphs (a)(4) and (a)(1)(x), and SEC Release No. 33-8878 (December 19, 2007).

RESPONSE:

We have revised the prospectus fixing the price of the offering for the duration of the offering at $1 per share. We have also indicated that Issuer’s sole officer and director is being classified as an underwriter.  We disagree, however, as to classifying the balance of selling shareholders as underwriters.  The only “underwriter” is Issuer’s sole officer and director.

We have reviewed the definition of underwriter as contained in Section 2(a)(11) of the Securities Act of 1933 which states, in part, that “…any person who has purchased from an Issuer with a view to…or sells for an Issuer…” may be deemed to be an underwriter.  The balance of selling shareholders (i.e., those who are not officers or directors) are not selling for the Issuer.  Additionally, these persons do not directly or indirectly control the Issuer nor are they controlled by the Issuer or Issuer’s sole officer and director.

We have also reviewed SEC Release 33-8869 insofar as same related to the word “underwriter,” but such Release simply eliminates the presumptive underwriter provision in Securities Act Rule 145, except for transactions involving a shell company and is inapplicable to the Issuer’s S-1 Registration Statement.

With regard to this registration being an indirect primary offering, we have been informed by Mr. Burke that he sold the shares for a nominal amount to relatives and associates because they were the individuals that he felt would be willing to make an investment in a company that has a history of losses. The reason that these individuals were will to make any kind of investment was based on their relationship with Mr. Burke. It would be difficult, if not impossible, for him to approach perspective investors to make a substantial stock purchase in the Issuer unless he had some sort of personal relationship with them. As such, the relatives and associates that purchased shares from Mr. Burke on or about November 2007 have same same intent than any other non-affiliated investor. All of the investors purchased the shares as an investment without a view to resell them immediately.

Inasmuch as we have fixed the price of the offering for the duration of the offering and there is no trading market for the stock, we remove our previous assertion that we are entitled to use Rule 415(a)(4). We do however fall under the provisions of Rule 415(a)(1)(i), “Securities which are to be offered or sold solely by or of behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

Mr. Larry Spirgel

September 23, 2008

2.

We note in your response to comment three from our letter dated February 29, 2008. Disclose whether the company, including through its controlling officer/director/ shareholder, has any intention to engage in a reverse merger or similar transaction with another party now or in the foreseeable future.

RESPONSE:

Neither the company nor its controlling officer/director/shareholder have any intention of engaging in a reverse merger or similar transaction with another party now or in the foreseeable future.

Prospectus Summary, page 3

3.

We note your response to comment four from our letter dated February 29, 2008. Please provide additional disclosure to clarify the extent to which the company’s activities have consisted of marketing the MonaVie products and the extent to which the compensation the company has received from KAATN and any other clients has been made pursuant to the MonaVie compensation structure. Clarify how Andina’s marketing activities for MonaVie which you describe on page 21 may be considered separate from those of KAATN in light of the control over both companies exercised by Burke Green. Disclose the names of the parties receiving compensation pursuant to consulting services, as described on page 26, describe the specific services provided, and disclose whether such consulting fees have been made pursuant to the MonaVie compensation structure. We may have further comments.

RESPONSE:   Our activities have never consisted of marketing MonaVie products and any compensation we received was not received pursuant to a MonaVie compensation structure (which is based on MonaVie sales), but rather for marketing services provided to companies that participate in multi-level marking programs.  In addition, any revenue we have received from KAATN ceased during our fourth quarter and was replaced by income from other clients in both our third and fourth quarters, none of whom are related in any way to the MonaVie product or to Andina.  We have clarified this in the summary and under our Business discussion on p.22.

In response to your statement regarding the separation of our marketing activities from those of KAATN, due to the different nature of our marketing programs which are targeted toward multi-level marketing participants and KAATN’s sales of MonaVie products, we are of the opinion that there is no overlap of services and as such the two companies are distinct and separate from one another. In addition, during the last three months our sales have been derived from customers other than KAATN. The only connection at this time between our company and KAATN is the common control by Burke Green.

The following parties performed $6,500 worth of consulting services in 2007: John Chris Kirch; Larry Jarrett, K-Com Corporate Services and Nancy Harris.   In 2008, consulting services were performed by John Chris Kirch and Mark OP Inc. and aggregated $8,500.  Services included setting up event promotions, conducting events and small training seminars, setting up website design and email drip campaigns.  We have added this disclosure in our MD&A under “Expenses/Losses from Operations” on p. 26.  Consultants were paid for the services they performed. No payments were related to the MonaVie compensation structure.

Mr. Larry Spirgel

September 23, 2008

The Offering, page 3

4.

Disclose the percentage of shares held by non-affiliates that the shares being offered represent.

RESPONSE:   We have disclosed both the percentage and the number of shares being offered by non-affiliates.  In doing so we determined that Burke Green, his spouse and minor children are considered affiliates.  We do not consider individuals who purchased or were gifted shares by Mr. Green to be affiliates.

Selling Stockholders, page 12

5.

In your response to comment six from our letter dated February 29, 2008, you state that you have revised the footnotes to the selling stockholders table to reflect familial and other relationships between the company; however, there have been no changes made to the footnotes. Please advise or revise.

RESPONSE:  We have now added a column to the table to more clearly present the familial and other relationships; the footnotes have been revised to further clarify the information in the table.

Other Provisions, page 19

6.

We note your response to comment nine from our letter dated February 29, 2008; however your counsel’s consent has not been revised. Please have counsel revise her legal opinion/consent to consent to the reference to her opinion under “Other Provisions” on page 19.

RESPONSE:

Our Company’s legal counsel has revised her legal opinion/consent in order to consent to the above stated reference.

Competitive Business Conditions, page 22

7.

We note your response to comment 11 from our letter dated February 29, 2008. Please disclose the basis of your comparison with the named firms and identify those that have any specialization in marketing network/multi-level marketing companies.

RESPONSE:  We make our comparison only based on the fact that these firms have the capability of providing the same types of services we provide; we do not know if any of these firms specializes in multi-level marketing. We have included this disclosure under the “Competitive Business Conditions” section.

Dependence on One or a Few Major Customers, page 22

8.

We note your response to comments 12 and 18 from our letter dated February 29, 2008. Clarify here, and in the section entitled “Resolving Conflicts of Interest” how you negotiate the terms of your service arrangements with Mr. Burke Green’s affiliate “as if it were an arms length transaction.”

Mr. Larry Spirgel

September 23, 2008

RESPONSE:  We have clarified in the above referenced section that we do not negotiate our fees, with KAATN or any of our other customers, but simply charge a fee for each service provided based on what is normal in the industry.  We have removed the words “arms length” transaction.”

9.

Provide risk factor disclosure relating to the fact that you have had no contracts, formal or otherwise, with any of your clients regarding your services.

RESPONSE:   We have amended one or our risk factors which stated that KAATN was our sole client and added a discussion regarding the fact that we have only a small number of clients and no contracts, or agreements with them.  The following is the new risk factor.

“We have been dependent on one related party client to provide revenues and although we now have additional customers, we currently rely on only two or three clients to provide revenues in any given quarter; we do not have any long-term agreements or contracts, written or otherwise, with any of our clients regarding our services; the loss of our clients’ business could result in a total lack of revenues unless we are able to continually attract additional clients.

Although we have recently begun deriving revenues from more than one client and will continue to pursue additional clients in the future, we have been dependent on only one client, who is also a related party, to generate revenues. Our sole client through December 31, 2007  was KAATN of Wyoming, a multi-level marketing firm of a health juice product which is controlled by our sole officer/director, Burke Green.  Furthermore, we do not have a formal agreement regarding our services with that client or any other client nor do we have any long-term arrangement with them.  We provided services and charged fees for each service provided KAATN at prices that we believe were fair and usual in the industry. However, there was no guarantee that a conflict of interest would not arise between Andina and KAATN in charging for these service fees nor that any such conflict would be resolved in our favor. We have not provided any services to KAATN in the last three months and although it is possible we will do so in the future it is unlikely we would have a written contract with them. We have provided services to additional clients in the last three quarters of this fiscal year although at any given time we average only two or three clients to generate income. We do not have written contracts with any of these clients. We will continue to seek new and additional clients. With minimal clients and no long-term arrangements or agreements with those clients, our future operations could be seriously affected especially if we fail to continue to secure additional and new clients. This could result in a total lack of revenues and would negatively impact our cash flows.”

Mr. Larry Spirgel

September 23, 2008

Liquidity and Capital Resources, page 28

10.

We note your response to comment 16 from our letter dated February 29, 2008 and your revised disclosure on page 29. Please disclose whether there is a formal, written agreement between the company and Mr. Burke Green under which Mr. Green will contribute funds to the company. Disclose the maximum amount of funds that Mr. Green is obligated or willing to provide.

RESPONSE:  We do not have a formal, written agreement with Mr. Green to contribute funds to the company and have disclosed his willingness to contribute funds to support operations, if not available from another source. We do not have any specific amount of funds that Mr. Green is willing or obligated to provide.

Financial Statements –June 30, 2007 and March 30, 2008

11.

We note your response to comments 21 and 22. Identify all related party transactions and amounts on the face of your income statement, balance sheet, and statement of cash flows pursuant to 4-08(k) of Regulation S-X.

RESPONSE:  We have identified the related party transactions and amounts on those pages where they are appropriate, specifically the Statements of Operations for both June 30, 2007 and June 30, 2008, which are included in the updated financials.

12.

Remove the assertion made in your policy footnote that the related party transactions were carried out as if they had been on an arm’s length basis or substantiate it to us.

RESPONSE:   We have removed the assertion.

Exhibits

13.

We note the revisions made to your legal opinion. Please revise to provide an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable.

RESPONSE:

Our Company’s legal counsel has revised her legal opinion/consent accordingly.

We have amended our registration statement in response to your comments.  We have also updated disclosure as necessary. We are providing you with marked copies by overnight mail to expedite your review which will include a copy of this correspondence. Please fax any additional questions or comments to our attorney, Justeene Blankenship at 801-274-1099.

Sincerely:

/s/ Burke Green

Burke Green

President